SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934
                                (Amendment No 4)*


                          WINTON FINANCIAL CORPORATION
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   9776446104
                                 --------------
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement. ____ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                      (Continued on the following page(s))

                                Page 1 of 5 Pages

CUSIP No.   9776446104                                         Page 2 of 5 Pages

1)    Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

      Henry L. Schulhoff
________________________________________________________________________________

2)    Check the Appropriate Box if a Member of a Group

      (a) _____               (b) _____
________________________________________________________________________________

3)    SEC Use Only
________________________________________________________________________________

4)    Citizenship or Place of Organization:     United States
________________________________________________________________________________
                            |
Number of Shares:           |   5)    Sole Voting Power:  105,080
Beneficially                |
Owned By                    |   6)    Shared Voting Power:  15,600
Each                        |
Reporting                   |   7)    Sole Dispositive Power:  105,080
Person                      |
With                        |   8)    Shared Dispositive Power:  15,600
____________________________|___________________________________________________

9)    Aggregate Amount Beneficially Owned By Each Reporting Person:     120,680
________________________________________________________________________________

10) Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) _____
________________________________________________________________________________

11)   Percent of Class Represented by Amount in Row 9:   6.0%
________________________________________________________________________________

12)   Type of Reporting Person (See Instructions):    IN

Item 1 (a)  Name of Issuer

            Winton Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            5511 Cheviot Road
            Cincinnati, OH 45239

Item 2(a)   Name of Person Filing

            Henry L. Schulhoff

Item 2(b)   Address of Principal Business Office or, if none, Residence

            7 West Seventh Street, # 1920
            Cincinnati, OH 45202

Item 2(c)   Citizenship

            United States of America

Item 2(d)   Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number

            9776446104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) ____ Broker or Dealer registered under Section 15 of the Act

      (b) ____ Bank as defined in Section 3(a)(6) of the Act

      (c) ____ Insurance Company as defined in Section 3(a)(19) of the Act.

      (d) ____ Investment Company registered under Section 8 of the Investment Company Act

      (e) ____ Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

      (f) ____ Employee Benefit Plan or Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

      (g) ____ Parent Holding Company in accordance with ss. 240.13d-1(b)(ii)(G)

      (h) ____ Group in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership

      (a)    Amount Beneficially Owned:
             120,680

             Percent of Class:      6.0%

      (b)    Number of shares as to which such person has:

             (i)   Sole power to vote or to direct vote    105,080

             (ii)  Shared power to vote or to direct vote    15,600

             (iii) Sole power to dispose or direct the disposition of   105,080

             (iv)  Shared power to dispose or direct disposition of    15,600

Item 5.       Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.

              Instruction: Dissolution of a group requires a response to this item.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person

              The reporting person's spouse owns 8,800 shares, with respect to which the reporting person disclaims beneficial ownership. In addition, 6,800 shares are held by Schulhoff & Company, Inc., with respect to which the reporting person shares voting and investment power.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Inapplicable

Item 8.       Identification and Classification of Members of the Group

              Inapplicable

Item 9.       Notice of Dissolution of Group

              Inapplicable

Item 10.      Certification

              Inapplicable, this statement is filed pursuant to Rule 13d-1(b).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 1997
________________________________
Date


Henry L. Schulhoff
________________________________
Signature

Henry L. Schulhoff
________________________________
Name/Title